Contact:  NYNEX
          800-871-2424

          Bell Atlantic
          703-974-1720

Media Conference Call Number, 10:00 A.M. EST
          1-800-633-8413

For Release:  Thursday, June 30, 1994

BELL ATLANTIC AND NYNEX TO COMBINE CELLULAR PROPERTIES

ALLIANCE WILL SPEED "ANYTIME/ANYWHERE" SERVICE TO CONSUMERS;
POSITIONS PARTNERS TO COMPETE IN NATIONAL WIRELESS  MARKET


New York, NY -- Bell Atlantic Corporation (NYSE:BEL) and NYNEX
Corporation (NYSE: NYN) today announced they will combine their cellular services properties to create a leading company to compete in one of the great national growth markets of the next 10 to 20 years -- wireless communications.

"This new company will focus on the development and deployment of 'anytime-anywhere' capabilities across a broad market area, with great R&D expertise and superior customer and network support systems," Bell Atlantic Chairman and CEO Raymond W. Smith said.

"Our extensive financial, marketing and technological resources make the new venture a capable competitor in the rapidly developing wireless marketplace against the likes of AT&T-McCaw and MCI-British Telecom-Nextel. In addition, we expect to add new partners to our national PCS [personal communications services] alliance."

NYNEX Chairman and CEO William C. Ferguson said, "Together, we are well positioned to deliver the benefits of wireless technology to customers. Our two companies share a common vision of wireless services. By combining our efforts, our new venture will secure a position of leadership in the wireless communications industry by assuring that new applications are brought to customers in a timely, cost-effective way.

"To a great degree, this joint venture is an extension of our existing New York-northern New Jersey cellular partnership, and we know from experience that we work well together to provide value for our customers and our respective shareowners."

For 10 years, NYNEX and Bell Atlantic together have operated a cellular system in the New York metropolitan area which, with a population of some 15 million people -- or POPs in industry parlance -- is the largest cellular market in the nation.

NYNEX and Bell Atlantic together serve seven of the top 20 cellular markets in the U.S. Their combined markets cover a population of some 55 million POPs.

Initially, Bell Atlantic will own 62.35% of the company, and NYNEX will own 37.65%.

"By extending the Bell Atlantic-NYNEX reach from Maine to South Carolina -- including the densely populated, communications-intensive Northeast corridor running from Boston to Washington, D.C. -- our joint venture will be positioned to create a premier national wireless service provider that will offer a new range of choice to consumers," said Lawrence T. Babbio, Jr., Bell Atlantic executive vice president and chief operating officer, and chairman of the joint venture's management operations committee.

The new joint venture also includes Bell Atlantic's properties in the Southwest.

"We have the foundation for building a national wireless presence by obtaining PCS licenses and by bringing like-minded PCS providers into our new alliance," he said.

Babbio also committed the new company to employing the best business practices culled from the operations of Bell Atlantic's and NYNEX's existing mobile subsidiaries. "We intend to provide our customers with the best wireless service available anywhere," he said.

The new venture will develop an aggressive strategy for acquiring and operating PCS licenses that are expected to be auctioned by the Federal Communications Commission later this year. The company will coordinate existing cellular operations with newly acquired PCS licenses to quicken the introduction of coast-to-coast personal communications services.

The parent companies have established a management operations committee to determine how to best integrate their wireless operations while maintaining excellent customer service and effective marketing efforts. In addition to Babbio, the members of this top-level group will be Frederic V. Salerno, NYNEX vice chairman-finance and business development; James G. Cullen, Bell Atlantic president; Ivan G. Seidenberg, NYNEX vice chairman, president and chief operating officer; and William O. Albertini, Bell Atlantic vice president and chief financial officer.

The companies expect to close the transaction in the second quarter of 1995. The joint venture will be controlled equally by both companies.

NYNEX is a leader in helping people communicate by providing telecommunications, directory publishing and information network and delivery services to 12 million customers in the northeastern
United States and selected markets around the world.

Bell Atlantic Corporation, based in Philadelphia, is the parent of companies which provide a full array of local exchange telecommunications services in New Jersey, Pennsylvania, Delaware, Maryland, Virginia, West Virginia and Washington, D.C. The corporation is at the forefront of developing a variety of new products, including video, entertainment and information services.

In addition to being the corporate parent of one of the nation's largest cellular carriers, Bell Atlantic has an ownership position in cellular properties internationally. In addition, Bell Atlantic owns an interest in Telecom Corporation of New Zealand and is the parent of companies that provide business systems services for customer-based information technology throughout the U.S. and internationally.

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Notes:  The press conference will be recorded and replayed from 2
p.m. to 4 p.m. on June 30, 1994, on 800-633-8284, reservation number 786691#.

                              * * *

A video news release will be available via Medialink between 1-
1:30 p.m. EDT and 2-2:30 EDT on Telstar 401, Transponder 17;
audio: 6.2 and 6.8 megahertz; downlink frequency 4040, channel 17.

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